Chicago New York Washington, DC London San Francisco Los Angeles Singapore vedderprice.com
April 28, 2020
Renee M. Hardt Shareholder +1 312 609 7616 rhardt@vedderprice.com

VIA EDGAR

Ms. Elena Stojic
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street NE
Washington, DC 20549

Re:	Driehaus Mutual Funds (the “Registrant” or the “Trust”) Registration Nos. 333-05265 and 811-07655

Dear Ms. Stojic:

On behalf of the Registrant, this letter is in response to the comments you provided on April 23, 2020 during our telephone conference regarding the Registrant’s filing made on February 14, 2020 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), with respect to the Driehaus Small/Mid Cap Growth Fund (the “Fund”), and our response letter dated April 21, 2020 to comments you previously provided.

Principal Investment Strategy

1.	Comment: The prior comments regarding explaining the Fund’s definition of ESG and its screening methodology were reiterated. In addition, if the Fund intends to use ESG to any extent as part of its principal strategy, the Fund must revise its disclosure to include its definition of ESG and its screening methodology so that investors can understand the Fund’s investment strategy (such disclosure may be included in the Fund’s Item 9 disclosure, as appropriate). If the Fund plans to use a third-party rating organization to select ESG investments, the Fund must identify the provider and summarize its rating methodology.

The Fund reiterates its prior response that ESG factors are among the factors taken into account when evaluating investment opportunities and that the Fund is not an ESG fund. The Fund does not use a third-party rating organization to select ESG investments. As noted above, ESG factors are merely taken into account when evaluating investment opportunities and the Fund does not “select” ESG investments. Rather, information from a third-party organization may be considered as a data point when evaluating investments. To address the Staff’s comments, the Fund has revised its Item 9 disclosure to read as follows: The investment adviser also takes environmental, social and governance (“ESG”) factors into account when evaluating investment opportunities by reviewing ESG research and ratings information from a third-party rating organization. The third party’s specific areas of focus are: Environmental (such as factors associated with climate change and natural resources), Social (such as factors associated with human capital and stakeholder opposition) and Governance (such as factors associated with corporate governance and corporate behavior). Through its quantitative and qualitative analysis of ESG factors, the investment adviser seeks to identify, understand and control ESG-related risks. The investment adviser does not exclude investment opportunities based solely on ESG factors.

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Ms. Elena Stojic

April 28, 2020

Principal Risks

2.	Comment: The prior comment regarding including ESG risk disclosure is reiterated. In addition, the disclosure states that the Fund includes ESG in its principal strategy; while the Fund may not have ESG in its name, the Fund is an ESG fund to the extent it includes ESG as a principal strategy.

Response: The Fund reiterates its prior response that it is not an ESG fund. Nevertheless, the Fund has added the following sentence to Manager Risk in its Item 9 disclosure: In making security selections (including ESG factors relevant to a security), the investment adviser relies on data that may be incomplete, inaccurate or unavailable, which could adversely affect the analysis of a particular investment.

Fees and Expenses of the Funds

3.	Comment: Please note in the narrative to the Example that the Example has been adjusted to reflect fees waived/expenses reimbursed only during the periods during which the fee waiver/expense reimbursement arrangement is in effect.

Response: As noted in the footnote of the fee table, the fee waiver/expense reimbursement agreement will be in effect for the entire three-year period shown in the Example. Accordingly, the third sentence in the narrative has been revised to read as follows: The Example also assumes the effect of the fee waiver/expense reimbursement agreement, that your investment has a 5% return . . . .”

4.	Comment: If the Fund charges a redemption fee, please include two line items of examples—one assuming the shareholder redeemed and one assuming the shareholder did not.

Response: The Fund only charges a redemption fee if a shareholder redeems his/her shares within 60 days of purchase. Since the redemption fee is not charged on all redemptions, a second line has not been added.

Ms. Elena Stojic

April 28, 2020

* * *

If you have any questions regarding this letter, please call Renee M. Hardt at (312) 609-7616.

Very truly yours,

/s/ Renee M. Hardt

Renee M. Hardt

RMH/

cc:	Janet McWilliams Christina Jacobs